Exhibit 99.1

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# Q1–Q4 | 2016

## FINANCIAL STATEMENTS RELEASE

JANUARY–DECEMBER

CITYCON

Q1–Q4/2016 | 02

Citycon 2016:

Stable full year results supported by good performance in Sweden and Norway

OCTOBER–DECEMBER 2016

—	Gross rental income was EUR 64.1 million (Q4/2015: 65.3) and decreased slightly due to the non-core property divestments in Finland and Sweden during 2015 and 2016.

—	Net rental income was EUR 55.9 million (57.5). Divestments reduced net rental income by EUR 1.8 million, while the opening of the first part of the Iso Omena extension increased net rental income by EUR 0.6 million and the Norwegian business unit by EUR 0.5 million.

—	EPRA Earnings increased by EUR 3.5 million, or 10.2%, to EUR 37.9 million, especially due to lower administrative and financial expenses. EPRA Earnings per share (basic) was EUR 0.043 (EUR 0.039).

—	Earnings per share increased to EUR 0.04 (0.03) mainly due to higher gains on sale and other operating income and expenses as well as due to lower administrative expenses.

JANUARY–DECEMBER 2016

—	Gross rental income increased to EUR 251.4 million (Q1–Q4/2015: 223.9) mainly due to the acquisition of the Norwegian business unit. Gross rental income of Citycon’s Norwegian operations amounted to EUR 85.3 million (43.0). The acquisition also increased net rental income by EUR 37.2 million, which amounted to EUR 224.9 million (199.6).

—	EPRA Earnings increased by EUR 20.3 million, or 15.5%, to EUR 151.1 million, especially due to the Norwegian acquisition. EPRA Earnings per share (basic) decreased slightly to EUR 0.170 (0.173) due to the higher number of shares.

—	Earnings per share (basic) increased to EUR 0.18 (0.14). The increase was mainly a result of higher fair value gains and gains on sale as well as lower administrative expenses.
—	Net cash from operating activities per share stayed at the same level at EUR 0.15 (0.15).

—	The Board of Directors proposes that the Board be authorized to decide in its discretion on the distribution of dividend for the financial year 2016, and assets from the invested unrestricted equity fund. Based on this authorization the maximum amount of dividend to be distributed shall not exceed EUR 0.01 per share and the maximum amount of equity repayment distributed from the invested unrestricted equity fund shall not exceed EUR 0.12 per share. The dividend/equity repayment would be paid to shareholders in four instalments.

KEY FIGURES

		Q4/2016	Q4/2015	%1)	2016	2015	%
Net rental income	MEUR	55.9	57.5	-2.8	224.9	199.6	12.7
Direct Operating profit2)	MEUR	49.9	48.2	3.6	198.5	175.4	13.2
Earnings per share (basic)	EUR	0.04	0.03	17.8	0.18	0.14	25.2
Fair value of investment properties	MEUR	4,337.6	4,091.6	6.0	4,337.6	4,091.6	6.0
Loan to Value (LTV)2)%		46.6	45.7	1.9	46.6	45.7	1.9
EPRA based key figures2)
EPRA Earnings	MEUR	37.9	34.4	10.2	151.1	130.8	15.5
EPRA Earnings per share (basic)	EUR	0.043	0.039	10.2	0.170	0.173	-1.9
EPRA NAV per share	EUR	2.82	2.74	3.2	2.82	2.74	3.2

1)	Change from previous year. Change-% is calculated from exact figures.

2)	Citycon presents alternative performance measures according to the European Securities and Markets Authority (ESMA) new guidelines. More information is presented in Basis of Preparation and Accounting Policies in the notes to the accounts.

Q1–Q4/2016 | 03

CEO, MARCEL KOKKEEL:

For Citycon, 2016 was a year of continued portfolio and operational improvement as well as finalisation of the integration of the Norwegian business. EPRA Earnings per share was close to last year’s level despite an 18% increase in the average number of shares supported by successful cost management. In general, the occupancy rate remained at a high level driven by the everyday nature and good locations of our shopping centres.

The year demonstrated the strength of Citycon’s diversified Nordic strategy: a strong Sweden and Norway compensates for weaker Finnish performance. During the first full year of operations our Norwegian business delivered good like-for-like net rental income growth of 3.6%.

Recycling of capital and improving the quality of the portfolio has been a top priority for management. We divested non-core assets for EUR 120 million, acquired an asset in Bergen for EUR 78 million enabling us to extend our shopping centre, and invested approximately EUR 230 million in (re)developments, including Iso Omena and Mölndal Galleria. The high level of (re)development activities has put some pressure on earnings during the year; however, the quality of earnings is continuously increasing. We plan to divest another EUR 200-250 million worth of non-core assets mainly in Finland and Norway. We will reinvest in assets where we see higher growth potential. As a Nordic company our portfolio should ultimately be a reflection of the strength and the size of the countries we operate in.

A clear highlight of the year was the successful opening of the first part of the Iso Omena extension. Footfall increased by 35% in December compared to the previous year. Four months before the opening of the second phase pre-leasing has exceeded 95% for the entire shopping centre. Our flagship Iso Omena is a great example of our strategy of developing urban crosspoints where diverse everyday shopping and services are complemented by a variety of restaurants, public services as well as leisure and entertainment activities.

The successful 10-year Eurobond issued in September at a fixed 1.25% coupon demonstrates that Citycon’s credit profile is strong and that we have good access to bond financing at attractive terms. We remain committed to our long-term Loan to Value target of 40-45%.

NET RENTAL INCOME GROWTH DRIVEN BY THE ACQUISITION OF NORWEGIAN OPERATIONS

Citycon’s net rental income increased by 12.7% and was EUR 224.9 million (199.6). The increase was mainly attributable to the acquisition of the Norwegian operations, which contributed to Citycon’s net rental income growth by EUR 37.2 million. The acquisition more than offset the impact of divestments, as divestments lowered net rental income by EUR 13.0 million. Ongoing and completed (re)development projects increased net rental income by a total of EUR 1.3 million.

The like-for-like net rental income growth including the like-for-like performance for the Norwegian operations and Kista Galleria (100%) was 0.7%. Citycon’s standard like-for-like portfolio definition, based on EPRA’s recommendations, does not include Norway and Kista Galleria and represents only 34.6% of the total portfolio at period end. For the standard like-for-like portfolio, gross rental income decreased by EUR 1.9 million, or 1.9%, and net rental income decreased respectively by EUR 1.1 million, or 1.2%. Like-for-like property operating expenses were 3.4% lower than the previous year, the decrease deriving from strict cost management.

LIKE-FOR-LIKE NET RENTAL INCOME GROWTH

%

The width of each column refers to the weight of the business unit in Citycon’s like-for-like portfolio.

1)	Citycon’s ownership in Kista Galleria is 50%, but management follows it as if it was fully consolidated. The adjusted total including Kista Galleria 50% would be 0.6%.

Q1–Q4/2016 | 04

Citycon’s net rental income from Finnish operations decreased by 9.4% compared to the previous year and totalled EUR 87.8 million (96.9). This was mainly a result of divestments of non-core assets in 2015 and 2016, which lowered net rental income by EUR 9.1 million. In addition, net rental income for the like-for-like portfolio decreased by EUR 2.8 million, or 6.2%, mainly due to the challenging retail environment in Finland. On the contrary, ongoing and completed (re)development projects (e.g. IsoKristiina and Iso Omena) increased net rental income by EUR 2.1 million.

Citycon’s Norwegian operations contributed to the result in 2016 by a gross rental income of EUR 85.3 million and net rental income of EUR 74.0 million, in line with our expectations. All the Norwegian properties are included in the acquisition portfolio until held by Citycon throughout two full preceding reporting periods.

The company’s net rental income from Swedish operations decreased by 3.2% to EUR 38.5 million (39.7) mainly due to divestments executed in 2015. For the like-for-like portfolio, net rental income increased by EUR 1.3 million, or 4.1%, mainly due to new and renegotiated lease agreements especially in Liljeholmstorget Galleria.

Net rental income from the Estonian and Danish operations decreased by 7.5% compared to the previous year and came to EUR 24.2 million (26.2). This was mainly due to the start of a refurbishment project in Kristiine and the divestment of shopping centre Magistral, which decreased net rental income by EUR 1.5 million in total. Like-for-like properties increased net rental income by EUR 0.4 million, or 3.1%, which mainly resulted from the better rental levels, lower vacancy and lower credit losses in Rocca al Mare.

NET RENTAL INCOME AND GROSS RENTAL INCOME BREAKDOWN

			Net rental income				Gross rental
				Estonia and			income,
MEUR	Finland	Norway	Sweden	Denmark	Other	Total	total
Q1–Q4/2015	96.9	36.8	39.7	26.2	-	199.6	223.9
Acquisitions	0.6	38.6	-	0.2	-	39.3	44.4
(Re)development projects	2.1	-	0.3	-1.1	-	1.3	2.3
Divestments	-9.1	-	-2.4	-1.5	-	-13.0	-15.1
Like-for-like properties1)	-2.8	-	1.3	0.4	-	-1.1	-1.9
Other (incl. exchange rate differences)	0.0	-1.4	-0.5	-	0.5	-1.3	-2.2
Q1–Q4/2016	87.8	74.0	38.5	24.2	0.5	224.9	251.4

1)	Like-for-like properties are properties held by Citycon throughout two full preceding periods. Therefore, the Norwegian properties are not included in the like-for-like figures. Like-for-like properties exclude also properties under (re)development or extension and undeveloped lots.

Q1–Q4/2016 | 05

OCCUPANCY RATE REMAINS AT A HIGH LEVEL OF 96.2%

The economic occupancy rate for Citycon’s property portfolio increased by 20 bps during the last quarter of 2016 due to an increase in all business units, but especially in Sweden. Occupancy rate in Finland increased even though former Anttila’s premises were vacated during the fourth quarter of the year. The increase was due to signed leases in larger shopping centres.

Total sales in Citycon’s shopping centres increased by 2% and footfall by 1% compared to the corresponding period of the previous year. The increase in sales was mostly due to completed (re)development projects. Total sales in Norway increased by 2% while footfall decreased by 2%, mostly due to a closed grocery store in a property which will be refurbished.

ECONOMIC OCCUPANCY RATE

%

LIKE-FOR-LIKE SHOPPING CENTRE SALES1)	LIKE-FOR-LIKE SHOPPING CENTRE FOOTFALL1)
2016 vs 2015, %	2016 vs 2015, %

The width of each column is weighted by the sales or footfall of the business unit.

1)	Sales and footfall figures include estimates. Sales figures exclude VAT.

Q1–Q4/2016 | 06

At period-end, Citycon had a total of 4,230 (4,214) leases, of which the average remaining length was 3.3 (3.3) years.

The average rent per sq.m. for the Citycon portfolio increased during 2016 to EUR 22.8 (22.2) mostly due to started leases relating to the Iso Omena (re)development and property divestments. The challenging retail environment in Finland and increased competition in Estonia resulted in a negative annual leasing spread of -3.1% for renewals and re-lettings. Including Kista Galleria (100%), the leasing spread for renewals and re-lettings was -2.0%. The Anttila lease, renewed during the first quarter of the year, is excluded due to the tenant’s bankruptcy.

LEASE PORTFOLIO SUMMARY

		31 December 2016	31 December 2015
Number of leases	pcs	4,230	4,214
Average rent1)	EUR/sq.m.	22.8	22.2
Finland	EUR/sq.m.	26.2	24.1
Norway	EUR/sq.m.	21.4	21.5
Sweden1)	EUR/sq.m.	20.6	21.0
Estonia & Denmark	EUR/sq.m.	20.5	20.4
Average remaining length of lease portfolio	years	3.3	3.3
Occupancy cost ratio2)%		8.5	9.0

1)	Comparison figures harmonised in Sweden.

2)	The rolling twelve month occupancy cost ratio for like-for-like shopping centres.

LEASING ACTIVITY

		2016	2015
Number of leases started during the period	pcs	1,104	895
Total area of leases started1)	sq.m.	260,229	173,301
Average rent of leases started1)	EUR/sq.m.	21.9	23.2
Number of leases ended during the period	pcs	1,062	1,114
Total area of leases ended1)	sq.m.	302,086	278,984
Average rent of leases ended1)	EUR/sq.m.	20.8	20.1
Leasing spread, renewals and re-lettings	%	-3.1	-

1)	Leases started and ended do not necessarily refer to the same premises.

ANNUALISED POTENTIAL RENTAL VALUE1)

MEUR	31 December 2016	31 December 2015
Finland	138.4	136.3
Norway2)	114.0	101.9
Sweden2)	56.9	57.3
Estonia & Denmark	29.4	31.9
Total	338.6	327.4

1)	Includes annualised base rent and maintenance charge based on valid rent roll at the end of the period, market rent of vacant premises and rental income from turnover based contracts (estimate) and possible other rental income.
2)	Comparison figures harmonised.

NET RENTAL YIELD1)

%	31 December 2016	31 December 2015
Finland	5.2	5.8
Norway2)	5.2	2.7
Sweden	5.3	5.6
Estonia & Denmark	7.3	7.6
Average	5.4	5.9

1)	Based on the net rental income from 12 months period divided by the fair value of investment properties. Includes the value of unused building rights.

2)	Net rental yield 2.7% at the end of the year 2015 is based on the net rental income from 6 months period divided by the fair value of investment properties.

Q1–Q4/2016 | 07

ACQUISITION OF NORWEGIAN OPERATIONS SUPPORTED EPRA EARNINGS GROWTH

Administrative expenses totalled EUR 28.2 million (34.5). The decrease of EUR 6.4 million was mainly driven by the transaction costs during the comparable period arising from the acquisition of the Norwegian operations as well as from the tight cost control. A cost savings programme decreased the headcount during 2016.

At the end of December, Citycon Group employed a total of 272 (297) full-time employees (FTEs), of whom 78 worked in Finland, 132 in Norway, 50 in Sweden, 8 in Estonia, 3 in the Netherlands and 1 in Denmark.

Operating profit came to EUR 224.4 million (148.9), being higher than in the previous year due to the higher fair value gains, gains on sale and the acquisition of the Norwegian operations.

Net financial expenses year-to-date increased by EUR 5.3 million compared to the corresponding period last year to EUR 57.7 million (52.3) despite a lower average interest rate, due to the acquisition of the Norwegian operations and the resulting higher debt level.

Share of profit of joint ventures totalled EUR 14.8 million (19.4). The decrease came mainly from lower fair value gain in Kista Galleria and in four properties in Norway, in which Citycon has an ownership of 20%.

Profit for the period came to EUR 161.3 million (110.4). The increase was mainly a result of higher fair value gains and gains on sale.

PROPERTY PORTFOLIO INCREASED IN VALUE

The fair value of investment properties increased by EUR 246.0 million to EUR 4,337.6 million (31 December 2015: 4,091.6). Acquisitions (joint venture partner NCC’s buy-out in Iso Omena extension project) and investments increased the value of properties by EUR 275.9 million, while the divestments of shopping centre Magistral and Finnish property portfolio decreased the fair value by EUR 94.2 million. Three properties in Norway, one in Sweden and one in Finland, a total of EUR 81.3 million, was moved to investment properties held for sale. Changes in exchange rates increased value of properties by EUR 47.7 million, and fair value gains were EUR 25.9 million.

PROPERTY PORTFOLIO SUMMARY

					Weighted	Weighted
		Gross			average yield	average
	No. of	leasable	Fair value,		requirement,	market rents,
31 December 2016	properties	area	MEUR	Portfolio, %	%	EUR/sq.m./mo
Shopping centres, Finland	20	418,340	1,756.4	40	-	-
Other retail properties, Finland1)	4	27,150	75.3	2	-	-
Finland, total	24	445,490	1,831.7	42	5.6	29.8
Shopping centres, Norway1)	20	415,700	1,412.8	33	-	-
Rented shopping centres, Norway2)	2	18,200	-	-	-	-
Norway, total	22	433,900	1,412.8	33	5.3	22.9
Shopping centres, Sweden3)	8	215,100	753.2	17	-	-
Other retail properties, Sweden1)	1	11,600	-	-	-	-
Sweden, total	9	226,700	753.2	17	5.2	26.3
Shopping centres, Estonia & Denmark	3	119,600	339.9	8	-	-
Estonia & Denmark, total	3	119,600	339.9	8	6.7	20.1

Shopping centres, total	53	1,186,940	4,262.3	98	-	-
Other retail properties, total	5	38,750	75.3	2	-	-
Total	58	1,225,690	4,337.6	100	5.5	26.1

1)	Fair value of investment properties does not include properties held for sale.

2)	Value of rented properties is recognised within intangible rights based on IFRS rules.

3)	Excludes Kista Galleria.

Q1–Q4/2016 | 08

The fair value change of investment properties amounted to EUR 25.9 million (7.3). The company recorded a total value increase of EUR 100.9 million (77.7) and a total value decrease of EUR 74.9 million (70.3).

FAIR VALUE CHANGES

MEUR	Q4/2016	Q4/2015	2016	2015
Finland	-18.3	-11.7	-33.2	-37.1
Norway	-5.0	0.2	19.8	0.2
Sweden	10.5	12.6	39.7	39.6
Estonia & Denmark	0.3	-0.9	-0.4	4.7
Total	-12.5	0.2	25.9	7.3

Jones Lang LaSalle’s (JLL) Valuation Statement for the period-end is available on Citycon’s website.

ACTIVE RECYCLING OF CAPITAL

During the last quarter, Citycon signed an agreement to acquire an office building adjacent to the Oasen shopping centre in Bergen for EUR 78 million and to divest retail property Länken in Umeå for EUR 24 million. These transactions were closed after the reporting period.

During the year, Citycon has continued implementing its divestment strategy. Since the publication of its strategy update in July 2011, the company has divested 49 non-core properties and four residential portfolios for a total value of EUR 350 million. Citycon aims to divest an additional EUR 200–250 million of non-core assets, mainly in Finland and Norway, within the coming 1–2 years.

ACQUISITIONS AND DIVESTMENTS 2016

		Location	Date	Gross leasable area, sq.m.	Price, MEUR
Acquisitions
Iso Omena, extension	50% stake of the extension (phase 1)	Helsinki area, Finland	11 August	-	81.5
Acquisitions, total					81.5

Divestments
Magistral	Shopping centre	Tallinn, Estonia	29 February	11,800	24.0
Portfolio transaction1)	Retail properties	Finland	29 April	46,800	74.0
Divestments, total				58,600	98.0

1)	Including five supermarket and shop properties in Finland: Sinikalliontie 1 KOy (Espoo), Kontulan Asemakeskus KOy (Helsinki), Lentolan Perusyhtiö Oy (Kangasala), Lillinkulma KOy (Kaarina), Länsi-Keskus KOy (Espoo)

Q1–Q4/2016 | 09

(RE)DEVELOPMENT PROJECTS PROGRESSED – THE OPENING OF ISO OMENA’S FIRST PHASE WAS A SUCCESS

At the end of the reporting period, the company had two major (re)development projects underway: the extension and (re)development of Iso Omena in the Helsinki area and the Mölndal Galleria project in Gothenburg.

The first phase of Iso Omena’s extension was opened successfully in August. The footfall and sales of Iso Omena have increased by approximately 30% after the opening. The second phase comprises an additional 13,000 square metres of gross leasable area and the grand opening will be in April 2017. The leasing rate for the whole Iso Omena, including the unfinished second phase of the extension, increased to 95% during the last quarter.

The tenant demand for the new Mölndal Galleria shopping centre has been strong and pre-leasing was 65% at the end of the period. Citycon will purchase joint venture partner NCC’s 50% share after the project is completed.

In addition to the (re)development projects listed below, Citycon has several ongoing refurbishments in e.g. Myyrmanni, Kristiine, Buskerud Storsenter and Down Town.

Further information on Citycon’s completed, ongoing and planned (re)developments can be found in the company’s Financial Statements 2016.

(RE)DEVELOPMENT PROJECTS COMPLETED IN 2016 AND IN PROGRESS ON 31 DECEMBER 20161)

	Location	Area before/after, sq.m.	Expected gross investment, MEUR2)	Actual gross investment by 31 December 2016, MEUR	Completion
Iso Omena	Helsinki area, Finland	63,300/101,000	270.0	242.0	Phase 2: Q2/2017
Mölndal Galleria	Gothenburg, Sweden	-/24,000	60.0 (120.0)	30.3	Q3/2018
Porin Asema-aukio3)	Pori, Finland	18,800/23,000	40.0	35.8	Q2/2017
Stenungstorg Centrum	Gothenburg area, Sweden	30,000/35,300	18.0	17.1	Completed Q2/2016

1)	In addition to these projects, Citycon has signed on 28 January 2015 an agreement with TK development regarding the forward purchase of Straedet project in Køge in the greater Copenhagen area. Citycon will acquire the newly constructed shopping centre at completion in Q3/2017 for EUR 75 million based on a fixed 6.25% net initial yield.

2)	The number in brackets reflects Citycon’s total investment in the project including agreed buyouts of JV shares.

3)	New campus for the Satakunta University of Applied Sciences. Citycon has signed an agreement to sell the property at completion of the project.

CAPITAL EXPENDITURE

Citycon’s gross capital expenditure (including acquisitions) for the period totalled EUR 314.5 million (1,718.6).

CAPITAL EXPENDITURE

MEUR	2016	2015
Acquisitions of properties	81.5	1,316.5
Acquisitions of and investments in joint ventures	37.1	62.2
Property development	194.4	139.0
Goodwill and other investments	1.5	200.9
Total capital expenditure incl. acquisitions	314.5	1,718.6

Capital expenditure by segment
Finland	220.3	109.0
Norway	45.7	1,556.2
Sweden	45.6	43.7
Estonia & Denmark	1.8	8.4
Group administration	1.1	1.3
Total capital expenditure incl. acquisitions	314.5	1,718.6

Divestments1)	95.5	97.8

1)	Excluding transfers into ‘Investment properties held for sale’ -category

Q1–Q4/2016 | 10

SHAREHOLDERS’ EQUITY

Equity per share increased to EUR 2.60 (31 December 2015: 2.52), mainly due to profit for the period and a translation gain of EUR 31.1 million. On the other hand, dividends and equity repayment of EUR 133.5 million decreased equity per share.

At period-end, shareholders’ equity attributable to parent company’s shareholders was EUR 2,311.4million (2,245.5). This figure increased from the end of 2015 by EUR 65.9 million due to the above-mentioned reasons.

FINANCING

On 30 August, Citycon issued a EUR 350 million 10-year senior unsecured Eurobond with a fixed coupon of 1.25%, payable annually on 8 September. The bond is rated BBB by Standard & Poor’s and Baa1 by Moody’s, in line with Citycon’s corporate credit ratings. The net proceeds of the bond have mainly been used to fully repay loans drawn under the revolving credit facility and partially repay outstanding commercial papers, thereby clearly improving the available liquidity and extending the average loan maturity.

In the largest joint venture company Kista Galleria, the bank term loan facility was refinanced in June. The new loan facility was signed with three lending banks for five years and at a lower interest rate than the old facility. As the debt of Kista Galleria is not consolidated on Group level, it does not affect any of the reported debt-related key ratios.

KEY FINANCING FIGURES

		31 December 2016	31 December 2015
Interest bearing debt, fair value	MEUR	2,191.5	2,037.1
Available liquidity	MEUR	560.4	377.1
Average loan maturity	years	5.6	5.5
Loan to Value (LTV)%		46.6	45.7
Equity ratio (financial covenant > 32.5)%		47.3	48.3
Interest cover ratio (financial covenant > 1.8)	x	3.8	3.8
Solvency ratio (financial covenant < 0.65 )	x	0.46	0.45
Secured solvency ratio (financial covenant < 0.25)	x	0.02	0.03

Q1–Q4/2016 | 11

INTEREST-BEARING DEBT

The fair value of interest-bearing debt increased year-on-year by EUR 154.4 million to EUR 2,191.5 million, partly as a result of the buy-out of NCC in the Iso Omena extension in August. The weighted average loan maturity increased to 5.6 years, due to the issuance of the 10-year 350 million Eurobond in August, refinancing of shorter-term debt and due to utilizing a one year extension option in some bank facilities.

BREAKDOWN OF LOANS

%

DEBT MATURITIES

MEUR

Q1–Q4/2016 | 12

FINANCIAL EXPENSES

The financial year’s net financial expenses increased by EUR 5.3 million compared to the corresponding period last year to EUR 57.7 million (52.3) despite a lower average cost of debt, mainly due to the acquisition of the Norwegian operations and the resulting higher debt level. The financial expenses include EUR 5.9 million of indirect financial expenses. A large part, EUR 4.6 million, related to closing out and renegotiation of interest rate and cross-currency swaps, following the 350 million Eurobond issuance and repayment of existing loans. Out of this, an amount of EUR 2.8 million is also booked as a corresponding gain in other comprehensive income due to hedge accounting. The rest EUR 1.3 million relates to fair value changes of cross-currency swaps not under hedge accounting. The financial income mainly consists of the interest income on the loan to Kista Galleria, and partly on interest differences from forward agreements.

The period-end weighted average interest rate decreased year-on-year as a result of debt refinancing transactions at lower margins, unwinding of interest rate swaps and also due to even lower market interest rates.

FINANCIAL EXPENSES

		2016	2015
Financial expenses	MEUR	-65.9	-60.6
Financial income	MEUR	8.3	8.3
Net financial expenses	MEUR	-57.7	-52.3
Weighted average interest rate1)%		2.86	3.04
Year-to-date weighted average interest rate1)%		2.98	3.37

1)	Including interest rate swaps and cross-currency swaps

FINANCIAL RISK MANAGEMENT

Citycon uses interest rate swaps to hedge the floating interest rate risk exposure. According to the company’s treasury policy, the currency net transaction risk exposure with profit and loss impact is fully hedged through currency forwards and cross-currency swaps that convert EUR debt into SEK and NOK debt. In September, some new cross-currency swaps were entered into in connection with the Eurobond issue.

FINANCIAL RISK MANAGEMENT

		Q4/2016	Q4/2015
Average interest-rate fixing period	years	5.5	5.0
Interest rate hedging ratio	%	93.1	84.8

BUSINESS ENVIRONMENT

There were no major changes in Citycon’s macroeconomic environment during 2016. According to the European Commission (forecast), GDP growth in 2016 was 1.7% in the Euro area. Citycon’s operating countries are still on diverging courses: the business environment in Norway, Sweden, Estonia and Denmark remains strong or relatively strong, while the Finnish economy is still showing weaker growth.

In 2017, the European Commission forecasts Euro area GDP growth to reach 1.5%. GDP growth will be stronger than Euro area average in all Citycon’s operating countries apart from Finland where the growth is forecast to be 0.8%. In Finland the GDP growth will remain modest for a few years, although the trend is positive. Overall the GDP growth is expected to gradually converge in Citycon’s operating countries.

BUSINESS ENVIRONMENT KEY FIGURES

%	Finland	Norway	Sweden	Estonia	Denmark	Euro area
GDP growth forecast for 2016	0.8	0.7	3.4	1.1	1.0	1.7
GDP growth forecast for 2017	0.8	1.6	2.4	2.3	1.7	1.5
Unemployment, December 2016	8.7	4.7	6.9	6.7	6.2	9.6
Retail sales growth, Jan-Dec 2016	0.7	2.9	3.3	3.0	-0.1	1.1

Sources: European Commission, Eurostat, Statistics Finland/Norway/Sweden/Estonia/Denmark

Q1–Q4/2016 | 13

The unemployment increased slightly in Denmark and Estonia during 2016, but decreased in Finland and Sweden. In Norway the unemployment was only at 4.7%. The unemployment rates in all of Citycon’s operating countries remained below the Euro area average (9.6%). Retail sales growth has been strong in Sweden, Estonia and Norway, positive in Finland and slightly negative in Denmark. (Source: Statistics Finland/Norway/Sweden/Estonia/Denmark)

In Sweden and Finland the consumer confidence levels during 2016 have continued a positive trend. The consumer confidence in Estonia and on average in the Euro area is still negative. (Source: Eurostat) Consumer prices have increased in all of Citycon’s operating countires during 2016, and also in the Euro area generally. (Source: Statistics Finland/Norway/Sweden/Estonia/Denmark)

In Finland, prime shopping centre rents have decreased compared to the previous year and are forecast to remain stable or increase slightly in 2017. In Norway, prime rents are forecast to remain unchanged. In Sweden, prime shopping centre rents have increased during the year while in Estonia rents have decreased and the downward pressure is expected to continue due to intensifying competition. (Source: JLL)

In Finland, the demand for core properties remains strong and the demand for secondary properties has also been evident. In Norway, the investment demand continues to exceed the supply and the market is expected to remain active in 2017. In Sweden, the prime shopping centre yields have moved in and stabilised during the last year. In Estonia, prime yields are expected to continue decreasing. (Source: JLL)

SUSTAINABILITY

Citycon’s ambition is to be among the forerunners in sustainable shopping centre management. Citycon’s sustainability strategy was updated in 2014 with ambitious targets that extend to 2020.

Citycon’s Annual and Sustainability Report 2015 was awarded as one of the best within the industry. Citycon received the EPRA Gold Award in the Sustainability Best Practices series for the fifth year in a row. Citycon was also honoured with the Green Star status in the GRESB (Global Real Estate Sustainability Benchmark) and Citycon was globally among the top five per cent of all reviewed companies. Citycon has received GRESB Green star status since year 2013.

In 2016, Citycon took a step forward in its environmental management practices with the implementation of BREEAM In-Use certificates. 74% of Citycon’s shopping centres, measured by value, have received the certification at year-end. Citycon now boasts the largest shopping centre portfolio with BREEAM In-Use certification in the Nordic countries.

Results, indicators and calculation methods for Citycon’s corporate sustainability efforts are presented in detail in the upcoming Sustainability Accounts 2016.

RISKS AND UNCERTAINTIES

The most significant near-term risks and uncertainties in Citycon’s business operations are associated with the general development of the economy and consumer confidence in the Nordic countries and Estonia as well as how this affects the fair values, occupancy rates and rental levels of the shopping centres and thereby Citycon’s financial result. Especially a slower economic recovery in Finland could hamper the achievement of the set financial objectives.

The main risks that can materially affect Citycon’s business and financial results, along with the main risk management actions, are presented in detail in note 3.5 A) and on pages 73–74 in the Financial Statements 2016 as well as on Citycon’s website in the Corporate Governance section.

Q1–Q4/2016 | 14

GOVERNANCE

GENERAL MEETING

ANNUAL GENERAL MEETING 2016

Citycon’s Annual General Meeting (AGM) was held in Helsinki on 16 March 2016.

The AGM adopted the company’s Financial Statements for the financial year 2015 and discharged the members of the Board of Directors and the Chief Executive Officer from liability. The AGM decided that a dividend of EUR 0.01 per share be distributed for the financial year 2015 and that the shareholders be paid an equity repayment of EUR 0.0275 per share from the invested unrestricted equity fund. The Board of Directors was also authorised to decide in its discretion on the distribution of assets from the invested unrestricted equity fund to a maximum of EUR 0.1125 per share. The authorisation is valid until the opening of the next AGM.

All General Meeting decisions are reported on the company’s website at www.citycon.com/agm2016, where meeting minutes of the General Meeting are also available.

SHARES, SHARE CAPITAL AND SHAREHOLDERS

At the end of December 2016, the total number of shares outstanding in the company was 889,992,628. During the year 2016, there were no changes in the company’s share capital or number of shares.

At the end of December 2016, Citycon had a total of 12,419 (9,537) registered shareholders, of which nine were account managers of nominee-registered shares. Holders of the nominee-registered shares held approximately 611.0 million (622.0) shares, or 68.6% (69.9) of shares and voting rights in the company.

SHARE CAPITAL AND SHARES

		Q1–Q4/2016	Q1–Q4/2015%
Share capital at period-start	MEUR	259.6	259.6	-
Share capital at period-end	MEUR	259.6	259.6	-

Number of shares at period-start		889,992,628	889,992,628	50.0
Number of shares at period-end		889,992,628	889,992,628	-

SHARE PRICE AND TRADING
		Q1–Q4/2016	Q1–Q4/2015%
Low	EUR	1.98	2.13	-7.0
High	EUR	2.39	3.24	-26.2
Average	EUR	2.18	2.53	-13.8
Latest	EUR	2.34	2.40	-2.5
Market capitalisation at period-end	MEUR	2,080.8	2,136.0	-2.6

Number of shares traded	million	147.7	158.3	-6.7
Value of shares traded	MEUR	322.2	400.2	-19.5

Q1–Q4/2016 | 15

SHAREHOLDERS

31 December 2016

DIVIDEND AND EQUITY REPAYMENT

Citycon’s dividend paid in 2016 for the financial year 2015 and equity repayments in 2016:

Dividends and equity repayments paid on 31 December 2016

Dividend (record date 18 March 2016, payment date 29 March 2016)1)	EUR/share	0.01
Equity repayment Q1 (record date 18 March 2016, payment date 29 March 2016)1)	EUR/share	0.0275
Equity repayment Q2 (record date 22 June 2016, payment date 30 June 2016)2)	EUR/share	0.0375
Equity repayment Q3 (record date 23 September 2016, payment date 30 September 2016)2)	EUR/share	0.0375
Equity repayment Q4 (record date 22 December 2016, payment date 30 December 2016)2)	EUR/share	0.0375

1)	AGM 2016 decision

2)	Board decision based on the authorisation issued by the AGM 2016

BOARD AUTHORISATIONS AND OWN SHARES

The Board of Directors of the company had two valid authorisations at the period-end granted by the AGM held on 16 March 2016:

●	Board of Directors may decide on an issuance of a maximum of 85 million shares or special rights entitling to shares referred to in Chapter 10 Section 1 of the Finnish Companies Act, which corresponded to approximately 9.55% of all the shares in the company at the period-end. The authorisation is valid until the close of the next AGM, however, no longer than until 30 June 2017.

●	The Board of Directors may decide on the repurchase and/or on the acceptance as pledge of the company’s own shares in one or several tranches. The amount of own shares to be repurchased and/or accepted as pledge shall not exceed 50 million shares, which corresponded to approximately 5.61% of all the shares in the company at the period-end. The authorisation is valid until the close of the next AGM, however, no longer than until 30 June 2017.

During the year 2016, Citycon did neither use its authorisations to issue shares or special rights entitling to shares nor to repurchase its own shares.

OWN SHARES

During the year 2016, the company or its subsidiaries held no shares in the company.

FLAGGING NOTICES

The company did not receive any notifications of changes in shareholding during the year 2016.

Q1–Q4/2016 | 16

SHAREHOLDER AGREEMENTS

Gazit-Globe Ltd. and Canada Pension Plan Investment Board European Holdings S.à r.l (CPPIBEH) have signed an agreement regarding certain governance matters relating to Citycon on 12 May 2014.

Further information on the agreement between Gazit-Globe Ltd. and CPPIBEH is available on the company’s website at www.citycon.com/shareholder-agreements.

The company has no knowledge of any other shareholder agreements.

INCENTIVE PLANS

LONG-TERM SHARE-BASED INCENTIVE PLANS AND STOCK OPTION PLAN 2011

Citycon has three incentive plans for the Group key employees:

●	performance share plan 2015,
●	restricted share plan 2015 and
●	stock option plan 2011

The main terms of the long term share-based incentive plans and stock option plan 2011 are explained in the Note 1.6 on pages 33–34 of the Financial Statements. The subscription ratios, prices and periods of the stock option plan 2011 as well as the stock options granted to the CEO and other Corporate Management Committee members are available in the section E of the Note 1.6 of the Financial Statements.

Further information and the terms and conditions of both incentive plans are available on the company’s website at www.citycon.com/remuneration. The terms and conditions of the stock option plan 2011 in their entirety are available on the company’s website at www.citycon.com/options.

EVENTS AFTER THE REVIEW PERIOD

The acquisition of an office building in Bergen, adjacent to Citycon’s Oasen shopping centre, was closed on 5 January. The purchase price for the building covering 19,000 sq.m. was approximately EUR 78 million. The acquisition creates new opportunities for Citycon to develop and expand the Oasen shopping centre.

The divestment of retail property Länken in Umeå was closed on 31 January. Citycon’s proceeds from the transaction are approximately EUR 24 million.

Q1–Q4/2016 | 17

OUTLOOK

In 2017 Citycon forecasts the EPRA Earnings per share (basic) to be EUR 0.155–0.175. Furthermore, Citycon expects its Direct operating profit to change by EUR -7 to 12 million and its EPRA Earnings to change by EUR -13 to 5 million from the previous year.

These estimates are based on the existing property portfolio as well as on the prevailing level of inflation, the EUR–SEK and EUR–NOK exchange rates, and current interest rates. Premises taken offline for planned or ongoing (re)development projects reduce net rental income during the year.

FINANCIAL CALENDAR AND AGM 2017

Citycon Oyj’s Annual General Meeting 2017 will be held in Helsinki, Finland, on Wednesday, 22 March 2017 starting at 12:00 noon.

Citycon will issue three interim reports during the financial year 2017 in accordance with the following schedule:

January–March 2017 on Thursday, 20 April 2017 at about 9:00 a.m.

January–June 2017 on Thursday, 13 July 2017 at about 9:00 a.m.

January–September 2017 on Thursday, 19 October 2017 at about 9:00 a.m.

For more investor information, please visit the company’s website at www.citycon.com.

Helsinki, 8 February 2017

Citycon Oyj

Board of Directors

For further information, please contact:

Eero Sihvonen, Executive VP and CFO

Tel. +358 50 557 9137

eero.sihvonen@citycon.com

Henrica Ginström, VP, IR and Communications

Tel. +358 50 554 4296

henrica.ginstrom@citycon.com

Citycon is an owner, developer and manager of urban grocery-anchored shopping centres in the Nordic and Baltic region, managing assets that total approximately EUR 5 billion and with market capitalisation of over EUR 2 billion. Citycon is the No. 1 shopping centre owner in Finland and among the market leaders in Norway, Sweden and Estonia. Citycon has also established a foothold in Denmark.

Citycon has investment-grade credit ratings from Moody’s (Baa1) and Standard & Poor’s (BBB). Citycon Oyj’s share is listed in Nasdaq Helsinki.

www.citycon.com

Q1–Q4/2016 | 18

EPRA performance measures

Citycon applies to the best practices policy recommendations of EPRA (European Public Real Estate Association) for financial reporting. More information about EPRA’s performance measures is available in Citycon’s Financial Statements 2016 in section “EPRA performance measures”.

EPRA PERFORMANCE MEASURES

		Q4/2016	Q4/2015%		2016	2015	%
EPRA Earnings	MEUR	37.9	34.4	10.2	151.1	130.8	15.5
EPRA Earnings per share (basic)	EUR	0.043	0.039	10.2	0.170	0.173	-1.9
EPRA NAV per share	EUR	2.82	2.74	3.2	2.82	2.74	3.2
EPRA NNNAV per share	EUR	2.47	2.46	0.4	2.47	2.46	0.4

The following tables present how EPRA Performance Measures are calculated.

EPRA EARNINGS

MEUR		Q4/2016	Q4/2015%		2016	2015	%
Earnings in IFRS Consolidated Statement of Comprehensive Income		34.2	24.6	38.7	160.4	108.8	47.5
-/+ Net fair value gains/losses on investment property		12.5	-0.2	-	-25.9	-7.3	253.2
+/- Net gains/losses on sale of investment property		-0.1	4.7	-	-4.3	17.1	-
+ Transaction costs related to business combinations and investment property disposals		0.0	0.8	-	-	7.5	-
+ Indirect other operating expenses		4.4	9.2	-51.9	4.4	9.2	-51.9
+/- Fair value losses/gains of financial instruments		0.0	-2.7	-99.7	5.9	1.7	251.8
+ Early close-out costs of debt and financial instruments		-	-0.1	-	-	4.4	-
+/- Fair value gains and other indirect items of joint ventures and associated companies		-9.0	-6.4	39.4	-10.4	-16.9	-38.6
+/- Change in deferred taxes arising from the items above		-4.1	4.1	-	20.2	5.8	249.9
+/- Non-controlling interest arising from the items above		0.0	0.4	-90.5	0.7	0.5	55.8
EPRA Earnings		37.9	34.4	10.2	151.1	130.8	15.5
Issue-adjusted average number of shares	million	890.0	890.0	-	890.0	755.5	17.8
EPRA Earnings per share (basic)	EUR	0.043	0.039	10.2	0.170	0.173	-1.9

Q1–Q4/2016 | 19

The table below presents an alternative calculation of EPRA Earnings from the statement of comprehensive income from top to bottom.

MEUR		Q4/2016	Q4/2015%		2016	2015	%
Net rental income		55.9	57.5	-2.8	224.9	199.6	12.7
Direct administrative expenses1)		-6.3	-9.7	-34.9	-28.2	-27.0	4.4
Direct other operating income and expenses1)		0.3	0.3	-17.6	1.8	2.7	-34.5
Direct operating profit		49.9	48.2	3.6	198.5	175.4	13.2
Direct net financial income and expenses		-13.0	-14.2	-8.2	-51.7	-46.2	11.9
Direct share of profit/loss of joint ventures and associated companies		1.1	0.0	-	4.4	2.6	73.9
Direct current taxes		-0.3	0.2	-	-0.7	-0.4	62.1
Direct deferred taxes		0.2	0.3	-35.7	0.7	0.6	10.3
Direct non-controlling interest		0.0	-0.2	-79.5	-0.1	-1.1	-86.8
EPRA Earnings		37.9	34.4	10.2	151.1	130.8	15.5
EPRA Earnings per share (basic)	EUR	0.043	0.039	10.2	0.170	0.173	-1.9

1)	In the first quarter of 2016, managed centre related administrative costs and rented centre contract value amortization have been reclassified from administrative expenses to other operating income and expenses (EUR 1.2 million in Q4/2015 and EUR 2.3 million in 2015).

EPRA NAV PER SHARE AND EPRA NNNAV PER SHARE

	31 December 2016			31 December 2015
	MEUR	Number of shares on the balance sheet date (1,000)	per share, EUR	MEUR	Number of shares on the balance sheet date (1,000)	per share, EUR
Equity attributable to parent company shareholders	2,311.4	889,993	2.60	2,245.5	889,993	2.52
Deferred taxes from the difference of fair value and fiscal value of investment properties	309.1	889,993	0.35	288.3	889,993	0.32
Goodwill as a result of deferred taxes1)	-108.7	889,993	-0.12	-106.6	889,993	-0.12
Fair value of financial instruments	0.3	889,993	0.00	7.9	889,993	0.01
Net asset value (EPRA NAV)	2,512.2	889,993	2.82	2,435.1	889,993	2.74

Deferred taxes from the difference of fair value and fiscal value of investment properties	-309.1	889,993	-0.35	-288.3	889,993	-0.32
Goodwill as a result of deferred taxes	108.7	889,993	0.12	106.6	889,993	0.12
The difference between the secondary market price and fair value of bonds2)	-116.2	889,993	-0.13	-59.8	889,993	-0.07
Fair value of financial instruments	-0.3	889,993	0.00	-7.9	889,993	-0.01
EPRA NNNAV	2,195.2	889,993	2.47	2,185.8	889,993	2.46

1)	When calculating the EPRA NNNAV in accordance with EPRA’s recommendations, the shareholders’ equity is adjusted using EPRA’s guidelines so that bonds are valued based on secondary market prices. In accordance with Citycon’s accounting policies, the carrying amount and fair value of bonds are different from this secondary market price. The difference between the secondary market price and the fair value of the bonds was EUR 116.2 million (59.8) as of 31 Dec 2016.

Q1–Q4/2016 | 20

Citycon Oyj’s Financial Results Release for 1 January–31 December 2016

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME, IFRS

MEUR		Note	Q4/2016	Q4/2015%		2016	2015	%
Gross rental income1)		4	64.1	65.3	-1.9	251.4	223.9	12.3
Service charge income1)			20.9	24.0	-13.0	80.3	71.7	12.0
Property operating expenses			-28.8	-31.5	-8.4	-105.5	-94.6	11.6
Other expenses from leasing operations			-0.2	-0.3	-30.0	-1.4	-1.4	-3.0
Net rental income		4	55.9	57.5	-2.8	224.9	199.6	12.7
Administrative expenses			-6.3	-10.5	-40.4	-28.2	-34.5	-18.4
Other operating income and expenses			-4.2	-8.9	-53.1	-2.6	-6.4	-59.2
Net fair value losses/gains on investment property		4	-12.5	0.2	-	25.9	7.3	253.2
Net gains on sale of investment property			0.1	-4.7	-	4.3	-17.1	-
Operating profit		4	33.1	33.7	-1.7	224.4	148.9	50.7
Net financial income and expenses			-13.0	-11.4	14.1	-57.7	-52.3	10.2
Share of profit of joint ventures and associated companies			10.1	6.5	56.2	14.8	19.4	-23.8
Profit/loss before taxes			30.2	28.8	5.0	181.5	116.0	56.6
Current taxes			-0.3	0.2	-	-0.7	-0.4	62.1
Deferred taxes			4.3	-3.8	-	-19.5	-5.1	-
Profit for the period			34.3	25.2	36.0	161.3	110.4	46.1

Profit attributable to
Parent company shareholders			34.2	24.6	38.7	160.4	108.8	47.5
Non-controlling interest			0.1	0.5	-87.3	0.9	1.6	-44.2

Earnings per share attributable to parent company shareholders
Earnings per share (basic)	EUR	5	0.04	0.03	17.8	0.18	0.14	25.2
Earnings per share (diluted)	EUR	5	0.04	0.03	17.4	0.18	0.14	24.8

Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Net gains/losses on cash flow hedges			3.5	1.5	134.5	8.0	-0.3	-
Income taxes relating to cash flow hedges			-0.7	-0.3	109.3	-1.6	0.1	-
Share of other comprehensive income of joint ventures and associated companies			-1.0	0.3	-	1.1	-0.5	-
Exchange losses/gains on translating foreign operations			-6.7	1.0	-	31.1	-28.1	-
Net other comprehensive income to be reclassified to profit or loss in subsequent periods			-4.9	2.5	-	38.5	-28.9	-
Other comprehensive income for the period, after taxes			-4.9	2.5	-	38.5	-28.9	-

Total comprehensive profit/loss for the period			29.4	27.7	-	199.8	81.5	145.2

Total comprehensive profit/loss attributable to
Parent company shareholders			29.3	27.1	-	198.9	79.9	148.9
Non-controlling interest			0.1	0.5	-87.1	0.9	1.6	-43.7

1)	In the first quarter of 2016, managed centre related administrative costs and rented centre contract value amortization have been reclassified from administrative expenses to other operating income and expenses (EUR 1.2 million in Q4/2015 and EUR 2.3 million in 2015).

Q1–Q4/2016 | 21

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION, IFRS

MEUR	Note	31 December 2016	31 December 2015
ASSETS

Non-current assets
Investment properties	6	4,337.6	4,091.6
Goodwill		173.4	171.5
Investments in joint ventures and associated companies		219.0	269.0
Intangible and tangible assets, and other non-current assets		30.0	31.3
Deferred tax assets		2.9	10.3
Total non-current assets		4,762.8	4,573.6

Investment properties held for sale	7	81.9	1.7

Current assets
Derivative financial instruments	9, 10	1.0	7.7
Trade and other current assets		39.3	53.4
Cash and cash equivalents	8	15.9	27.9
Total current assets		56.2	89.1

Total assets	4	4,900.9	4,664.4

SHAREHOLDERS’ EQUITY AND LIABILITIES

Equity attributable to parent company shareholders
Share capital		259.6	259.6
Share premium fund		131.1	131.1
Fair value reserve		-0.3	-7.9
Invested unrestricted equity fund	11	1,230.3	1,354.9
Retained earnings	11	690.7	507.8
Total equity attributable to parent company shareholders		2,311.4	2,245.5
Non-controlling interest		0.8	0.0
Total shareholders’ equity		2,312.3	2,245.5

Long-term liabilities
Loans		1,887.1	1,855.3
Derivative financial instruments and other non-interest bearing liabilities	9, 10	3.9	8.6
Deferred tax liabilities		312.2	292.1
Total long-term liabilities		2,203.2	2,155.9

Short-term liabilities
Loans		289.7	167.9
Derivative financial instruments	9, 10	2.7	5.4
Trade and other payables		93.0	89.6
Total short-term liabilities		385.5	262.9

Total liabilities	4	2,588.7	2,418.8

Total liabilities and shareholders’ equity		4,900.9	4,664.4

Q1–Q4/2016 | 22

CONDENSED CONSOLIDATED CASH-FLOW STATEMENT, IFRS

MEUR	Note	2016	2015
Cash flow from operating activities
Profit before taxes		181.5	116.0
Adjustments to profit before taxes		21.3	54.7
Cash flow before change in working capital		202.8	170.7
Change in working capital		1.5	-10.4
Cash generated from operations		204.3	160.3

Paid interest and other financial charges		-68.9	-49.4
Interest income and other financial income received		1.8	1.1
Current taxes paid		-0.8	-0.2
Net cash from operating activities		136.4	111.8

Cash flow from investing activities
Acquisition of subsidiaries, less cash acquired	6, 7	-81.5	-526.0
Capital expenditure on investment properties, investments in joint ventures, intangible assets and tangible assets	6, 7	-191.3	-196.2
Sale of investment properties	6, 7	109.9	126.8
Net cash used in investing activities		-162.9	-595.4

Cash flow from financing activities
Proceeds from rights and share issue		-	602.7
Proceeds from short-term loans		1,131.4	1,156.2
Repayments of short-term loans		-1,142.0	-1,000.4
Proceeds from long-term loans and receivables		375.2	508.1
Repayments of long-term loans		-231.1	-660.2
Acquisition of non-controlling interests		-	-34.9
Dividends and return from the invested unrestricted equity fund	11	-131.4	-89.2
Realized exchange rate profit/losses		12.8	-9.7
Net cash used in financing activities		14.9	472.8

Net change in cash and cash equivalents		-11.6	-10.9
Cash and cash equivalents at period-start	8	27.9	34.4
Effects of exchange rate changes		-0.5	4.3
Cash and cash equivalents at period-end	8	15.9	27.9

Q1–Q4/2016 | 23

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY, IFRS

	Equity attributable to parent company shareholders						Equity
MEUR	Share capital	Share premium fund	Fair value reserve	Invested unrestricted equity fund	Translation reserve	Retained earnings	attributable to parent company shareholders	Non- controlling interest	Share- holders’ equity, total
Balance at 1 January 2015	259.6	131.1	-7.1	841.2	-19.7	445.7	1,650.7	1.8	1,652.5
Total comprehensive profit/loss for the period			-0.7		-28.1	108.8	79.9	1.6	81.5
Rights issue				608.2			608.2		608.2
Arrangement fee for rights issue				-5.5			-5.5		-5.5
Equity return (Note 11)				-89.0			-89.0		-89.0
Share-based payments						0.3	0.3		0.3
Acquisition of non-controlling interests						0.9	0.9	-3.4	-2.5
Balance at 31 December 2015	259.6	131.1	-7.9	1,354.9	-47.9	555.7	2,245.5	0.0	2,245.5

Balance at 1 January 2016	259.6	131.1	-7.9	1,354.9	-47.9	555.7	2,245.5	0.0	2,245.5
Total comprehensive profit/loss for the period			7.5		31.0	160.4	198.9	0.9	199.8
Dividends paid and equity return (Note 11)				-124.6		-8.9	-133.5		-133.5
Share-based payments						0.4	0.4		0.4
Acquisition of non-controlling interests							-	-	-
Balance at 31 December 2016	259.6	131.1	-0.3	1,230.3	-16.9	707.6	2,311.4	0.8	2,312.3

Q1–Q4/2016 | 24

Notes to the interim condensed consolidated financial statements

1. BASIC COMPANY DATA

Citycon is a real estate company specialised in retail premises. Citycon operates in the business units Finland, Norway, Sweden and Estonia and Denmark. Citycon is a Finnish public limited liability company established under the Finnish law and domiciled in Helsinki. The Board of Directors has approved the interim financial statements on 8th of February 2017.

2. BASIS OF PREPARATION AND ACCOUNTING POLICIES

Citycon prepares its consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS). Additional information on the accounting policies are available in Citycon’s annual financial statements 2016.

New ESMA (European Securities and Markets Authority) guidelines on alternative performance measures are effective for the financial year 2016. Citycon also presents alternative performance measures, such as EPRA performance measures and loan to value, to reflect the underlying business performance and to enhance comparability between financial periods. Alternative performance measures presented in this report should not be considered as a substitute for measures of performance in accordance with the IFRS.

3. BUSINESS COMBINATIONS

Citycon did not acquire any businesses during the reporting period.

Citycon acquired 100% of shares in Sektor Gruppen AS, Norway’s second largest shopping centre owner and manager in July 2015. Norwegian operations were consolidated into consolidated financial statements as of 1 July 2015. Norwegian operations acquisition generated a goodwill of EUR 192.6 million (based on the exchange rates on 1 July 2015 and after purchase price adjustments). Goodwill was not impaired during 2016, but impacted by the decrease in Norwegian income tax percent with an impact of EUR 4.4 million (9.2) and FX-change. On reporting date 31 December 2016 goodwill was EUR 173.4 million (171.5). Annual goodwill impairment testing was performed during the annual closure and there was no need for goodwill to be impaired.

Information on the performance of Norwegian operations is presented in the segment information section.

More detailed information on business combination and goodwill is presented in the annual financial statements 2016.

Assets acquired and liabilities assumed, purchase consideration and net cash flow from acquisition	1 July 2015
The fair values of the identifiable assets and liabilities of Sektor Gruppen as at the date of acquisition with the acquisition date exchange rate were:	Fair value of assets and liabilities recognised on acquisition
Total assets	1,555.2
Total liabilities	-1,143.0
Total identifiable net assets at fair value	412.2
Non-controlling interest	-33.3
FX-change from the fixed NOK/EUR-rate	52.2
Goodwill arising from acquisition	140.4
Purchase consideration transferred	571.5

Cash flow on acquisition:
Net cash acquired (included in the cash flows from investing activities)	35.1
Cash paid	-571.5
Net cash flow on acquisition	-536.3

Q1–Q4/2016 | 25

4. SEGMENT INFORMATION

Citycon’s business consists of the regional business units Finland, Norway, Sweden and Estonia and Denmark.

In Citycon’s reporting, Kista Galleria is treated as a joint venture and the shopping centre’s result or fair value will not impact on the gross rental income, net rental income or fair value of investment properties of the group. Kista Galleria is consolidated in Citycon’s financial statements based on the equity method, meaning that Citycon’s share of Kista Galleria’s profit for the period is recognised in the line ‘Share of result in joint ventures’ and associated companies in the statement of comprehensive income and Citycon’s share of Kista Galleria’s total assets is recognised in the line ‘Investments in joint ventures and associated companies’ in the statement of financial position. In addition, the management fee received by Citycon is reported in the line ‘other operating income and expenses’ and the interest income on the shareholder loan is reported in ‘net financial income and expenses’. Kista Galleria contributed to the IFRS based profit for the period by approximately EUR 16.0 million.

Citycon changed the presentation of segments during the first quarter of 2016 to better meet the segment information presented to the Board of Directors. In addition to IFRS segment results, the Board of Directors follow Kista Galleria’s financial performance separately. Therefore segment information presents both IFRS segment results and Kista Galleria (100%) result separately.

Q1–Q4/2016 | 26

MEUR	Q4/2016	Q4/2015%		2016	2015	%
Gross rental income
Finland	24.0	24.8	-3.2	94.4	105.3	-10.3
Norway	22.3	21.9	1.8	85.3	43.0	98.1
Sweden	11.3	11.8	-3.6	45.8	47.8	-4.3
Estonia & Denmark	6.5	6.8	-5.3	26.0	27.8	-6.3
Total Segments	64.1	65.3	-1.9	251.4	223.9	12.3

Kista Galleria	8.4	9.2	-8.2	34.3	34.4	-0.3

Net rental income
Finland	22.0	23.1	-4.9	87.8	96.9	-9.4
Norway	19.2	18.7	3.0	74.0	36.8	101.2
Sweden	9.3	9.4	-1.6	38.5	39.7	-3.2
Estonia & Denmark	5.4	6.4	-15.9	24.2	26.2	-7.5
Other	0.1	0.0	-	0.5	0.0	-
Total Segments	55.9	57.5	-2.8	224.9	199.6	12.7

Kista Galleria	7.0	7.7	-9.4	30.0	30.1	-0.1

Direct operating profit
Finland	21.4	22.3	-4.2	84.8	95.2	-10.9
Norway	17.8	16.0	11.3	69.4	32.4	114.2
Sweden	8.8	8.0	10.1	35.2	36.7	-3.9
Estonia & Denmark	5.4	6.0	-9.7	23.5	25.0	-6.1
Other	-3.6	-4.2	-14.7	-14.4	-14.0	2.7
Total Segments	49.9	48.2	3.6	198.5	175.4	13.2

Kista Galleria	6.8	7.4	-8.5	28.8	28.4	1.4

Net fair value gains/losses on investment property
Finland	-18.3	-11.7	56.7	-33.2	-37.1	-10.6
Norway	-5.0	0.2	-	19.8	0.2	-
Sweden	10.5	12.6	-16.8	39.7	39.6	0.2
Estonia & Denmark	0.3	-0.9	-	-0.4	4.7	-
Total Segments	-12.5	0.2	-	25.9	7.3	253.2

Kista Galleria	6.9	6.7	1.8	11.1	38.7	-71.4

Operating profit/loss
Finland	3.0	13.8	-78.1	55.1	48.6	13.4
Norway	8.7	0.2	-	85.1	16.6	412.6
Sweden	19.3	12.8	50.7	75.7	68.0	11.4
Estonia & Denmark	5.8	5.1	11.9	22.9	29.7	-22.6
Other	-3.6	1.8	-	-14.5	-13.9	4.1
Total Segments	33.1	33.7	-1.7	224.4	148.9	50.7

Kista Galleria	13.6	14.2	-3.6	39.9	67.1	-40.6

Q1–Q4/2016 | 27

MEUR	31 December 2016	31 December 2015%
Assets
Finland	1,843.1	1,739.3	6.0
Norway	1,710.0	1,606.8	6.4
Sweden	970.2	939.6	3.3
Estonia & Denmark	340.2	362.3	-6.1
Other	37.4	16.4	128.6
Total Segments	4,900.9	4,664.4	5.1

Kista Galleria	635.9	646.2	-1.6

Liabilities
Finland	18.7	11.9	58.0
Norway	21.1	12.6	67.7
Sweden	19.2	25.9	-26.0
Estonia & Denmark	4.1	11.7	-65.3
Other	2,525.6	2,356.7	7.2
Total Segments	2,588.7	2,418.8	7.0

Kista Galleria	503.2	528.8	-4.8

The change in segment assets was due to the fair value changes in investment properties as well as investments and disposals.

5. EARNINGS PER SHARE

		2016	2015	%
Earnings per share, basic
Profit attributable to parent company shareholders	MEUR	160.4	108.8	47.5
Issue-adjusted average number of shares	million	890.0	755.5	17.8
Earnings per share (basic)	EUR	0.18	0.14	25.2

Earnings per share, diluted
Profit attributable to parent company shareholders	MEUR	160.4	108.8	47.5
Issue-adjusted average number of shares	million	890.0	755.5	17.8
Adjustment from share-based incentive plans and options	million	6.4	3.3	95.6
Average number of shares used in the calculation of diluted earnings per share	million	896.4	758.8	18.1
Earnings per share (diluted)	EUR	0.18	0.14	24.8

Q1–Q4/2016 | 28

6. INVESTMENT PROPERTIES

Citycon divides its investment properties into two categories: Investment Properties Under Construction (IPUC) and Operative Investment Properties. On reporting date, the first mentioned category included Porin Asema-aukio and Iso Omena in Finland. On 31 December 2015, the first mentioned category included Porin Asema-aukio in Finland as well as Stenungstorg Centrum in Sweden.

IPUC-category includes the fair value of the whole property even though only part of the property may be under construction.

31 DECEMBER 2016

MEUR	Investment properties under construction (IPUC)	Operative investment properties	Investment properties, total
At period-start	106.7	3,984.9	4,091.6
Acquisitions	81.5	-	81.5
Investments	80.7	108.1	188.8
Disposals	0.0	-25.1	-25.1
Capitalized interest	4.4	1.2	5.6
Fair value gains on investment property	15.1	85.8	100.9
Fair value losses on investment property	-	-74.9	-74.9
Exchange differences	-	47.7	47.7
Transfers between items (includes the transfer from investments in joint ventures and associated companies)	435.4	-513.8	-78.4
At period-end	723.9	3,613.7	4,337.6

31 DECEMBER 2015

MEUR	Investment properties under construction (IPUC)	Operative investment properties	Investment properties, total
At period-start	124.2	2,644.9	2,769.1
Acquisitions	-	1,316.1	1,316.1
Investments	20.9	114.6	135.5
Disposals	-	-97.8	-97.8
Capitalized interest	0.6	2.9	3.5
Fair value gains on investment property	4.0	73.6	77.7
Fair value losses on investment property	-	-70.3	-70.3
Exchange differences	1.5	14.1	15.6
Transfers between items	-44.6	-13.3	-57.9
At period-end	106.7	3,984.9	4,091.6

Q1–Q4/2016 | 29

An external professional appraiser has conducted the valuation of the company’s investment properties with a net rental income based cash flow analysis. Market rents, the yield requirement, the occupancy rate and operating expenses form the key variables used in the cash flow analysis. The segments’ yield requirements and market rents used by the external appraiser in the cash flow analysis were as follows:

YIELD REQUIREMENT AND MARKET RENTS

	Weighted average yield requirement, %		Weighted average market rents, EUR/sq.m./mo
	31 December 2016	31 December 2015	31 December 2016	31 December 2015
Finland	5.6	5.9	29.8	29.0
Norway	5.3	5.2	22.9	21.2
Sweden	5.2	5.4	26.3	26.1
Estonia & Denmark	6.7	6.9	20.1	20.4
Average	5.5	5.7	26.1	25.1

7. INVESTMENT PROPERTIES HELD FOR SALE

On 31 December 2016, the Investment Properties Held for Sale comprised of three properties in Norway, one property in Sweden and one property and one residential property in Finland. One property transaction in Sweden was finalised in January 2017, the other property transactions are expected to be finalized during first quarter in 2017 while residential property transaction is expected to be finalized during the next 12 months. On 31 December 2015 the Investment Properties Held for Sale comprised one residential property in Finland.

Citycon had no businesses held for sale (in accordance with IFRS 5) on 31 December 2016 or 31 December 2015.

MEUR	31 December 2016	31 December 2015
At period-start	1.7	7.2
Disposals	-70.0	-63.6
Exchange differences	-	0.1
Transfers from investment properties	150.3	57.9
At period-end	81.9	1.7

Q1–Q4/2016 | 30

8. CASH AND CASH EQUIVALENTS

MEUR	31 December 2016	31 December 2015
Cash in hand and at bank	9.3	23.4
Other bank deposits	6.5	4.5
Total	15.9	27.9

Cash and cash equivalents in the cash flow statement comprise the items presented above. Other bank deposits consists mainly of restricted cash.

9. FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

CLASSIFICATION OF FINANCIAL INSTRUMENTS AND THEIR CARRYING AMOUNTS AND FAIR VALUES

	31 December 2016		31 December 2015
MEUR	Carrying amount	Fair value	Carrying amount	Fair value
FINANCIAL ASSETS
I Financial assets at fair value through profit and loss
Derivative financial instruments	3.1	3.1	7.7	7.7
II Derivative contracts under hedge accounting
Derivative financial instruments	2.5	2.5	4.4	4.4

FINANCIAL LIABILITIES
I Financial liabilities amortised at cost
Loans
Loans from financial institutions	260.8	261.4	472.2	472.7
Bonds	1,916.0	1,930.0	1,550.9	1,564.4
II Financial liabilities at fair value through profit and loss
Derivative financial instruments	4.3	4.3	7.8	7.8
III Derivative contracts under hedge accounting
Derivative financial instruments	1.6	1.6	5.4	5.4

Q1–Q4/2016 | 31

10. DERIVATIVE FINANCIAL INSTRUMENTS

	31 December 2016		31 December 2015
MEUR	Nominal amount	Fair value	Nominal amount	Fair value
Interest rate swaps
Maturity:
less than 1 year	-	-	-	-
1–5 years	247.6	1.2	59.9	-4.1
over 5 years	-	-	234.3	0.1
Subtotal	247.6	1.2	294.2	-3.9

Cross-currency swaps
Maturity:
less than 1 year	-	-	-	-
1–5 years	350.0	0.6	150.0	-2.5
over 5 years	107.9	-0.3	107.9	2.9
Subtotal	457.9	0.3	257.9	0.4

Foreign exchange forward agreements
Maturity:
less than 1 year	220.2	-1.8	291.8	2.4

Total	925.7	-0.2	843.9	-1.1

Derivative financial instruments are used in hedging the interest rate and foreign currency risk.

Hedge accounting is applied for interest rate swaps which have nominal amount of EUR 247.6 million (294.2) and for a cross-currency swap converting EUR debt into NOK debt which have nominal amount of EUR 107.9 million. The change in fair values of these derivatives is recognised under other comprehensive income, taking the tax effect into account. In addition, EUR 2.3 million (-0.4) have been recognised in ‘Share of other comprehensive income of joint ventures and associated companies’ from interest rate swaps hedging loans of Kista Galleria and Sektor Portefølje II AS.

Citycon also has currency forwards and cross-currency swaps to convert EUR debt into SEK debt. Changes in fair values of these are reported in the profit and loss statement as hedge accounting is not applied.

Furthermore, changes in fair values of interest rate caps hedging Kista Galleria’s loans are recognised under ‘Share of profit of joint ventures and associated companies’.

11. DIVIDEND AND EQUITY REPAYMENT

The Board of Directors proposes that the Board of Directors be authorized to decide in its discretion on the distribution of dividend for the financial year 2016, and assets from the invested unrestricted equity fund as follows. Based on this authorization the maximum amount of dividend to be distributed shall not exceed EUR 0.01 per share and the maximum amount of equity repayment distributed from the invested unrestricted equity fund shall not exceed EUR 0.12 per share. The dividend/equity repayment would be paid to shareholders in four installments during the term of the authorization. The authorisation is valid until the opening of the next Annual General Meeting.

Q1–Q4/2016 | 32

12. CONTINGENT LIABILITIES

MEUR	31 December 2016	31 December 2015
Mortgages on land and buildings	143.1	135.4
Bank guarantees	154.7	124.1
Capital commitments	254.8	219.2

At period-end, Citycon had capital commitments of EUR 254.8 million (219.2) relating mainly to on-going (re)development projects. Citycon owns 50% of Kista Galleria joint venture. Shares in the joint venture have been pledged as security for the loans of the joint venture.

13. RELATED PARTY TRANSACTIONS

Citycon Group’s related parties comprise the parent company Citycon Oyj and its subsidiaries, associated companies, joint ventures; Board members; CEO and other Corporate Management Committee members and the company’s largest shareholder Gazit-Globe Ltd., whose shareholding in Citycon Oyj accounted for 43.9% on 31 December 2016 (31 December 2015: 43.4%).

PURCHASES OF SERVICES

Over the period Citycon paid expenses of EUR 0.1 million to Gazit-Globe Ltd. and its subsidiaries (EUR 0.0 million) and invoiced EUR 0.1 million expenses forward to Gazit-Globe Ltd. and its subsidiaries (EUR 0.1).